Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	For the years ended December 31,
	2012	2011	2010	2009	2008 (A)
Income (loss) before taxes and discontinued operations	$(37,123)	$(12,661)	$(854)	$(3,232)	$(77,557)
Fixed charges:
Interest expense (B)	1,722	1,870	2,035	2,373	4,871
Rentals:
Buildings, net of sublease income – 6.0% (C)	324	288	494	311	323
Total fixed charges	2,046	2,158	2,529	2,684	5,194

Income (loss) before taxes and discontinued operations, plus fixed charges	(35,077)	(10,503)	1,675	(548)	(72,363)

Ratio of earnings to fixed charges (D)	—	—	—	—	—

Deficit	$(37,123)	$(12,661)	$(854)	$(3,232)	$(77,557)

A
As adjusted due to the implementation of the cash conversion subsections of ASC Topic 470-20 “Debt with Conversion and Other Options—Cash Conversion.” See Note 1 “Significant Accounting Policies” to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

B	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.
C
Management believes that 6% is a reasonable approximation of the interest factor on rentals. Building and office rental fees that were included in restructuring charges were excluded from fixed charges.

D	The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the years ended December 31, 2012, 2011, 2010, 2009, and 2008.